UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one): ☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: March 31, 2023

☐	Transition Report on Form 10-K

☐	Transition Report on Form 20-F

☐	Transition Report on Form 11-K

☐	Transition Report on Form 10-Q

☐	Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

INPIXON

Full Name of Registrant

Former Name if Applicable

2479 E. Bayshore Road

Suite 195

Address of Principal Executive Office

Palo Alto, CA 94303

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Inpixon (the “Registrant” or the “Company”) has determined that it is not able to file its quarterly report on Form 10-Q for the three months ended March 31, 2023 (the “Form 10-Q”) within the prescribed time period without unreasonable effort or expense. The Company requires additional time to finalize its financial statements and related disclosures as a result of the distribution and separation (the “Spin-off”) of CXApp Holding Corp. and its subsidiaries on March 14, 2023 and the additional accounting complexity the Spin-off has created in the preparation of its quarterly financial statements. The Registrant presently expects to file the Form 10-Q within the extension period of five calendar days as provided under Rule 12b-25.

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PART IV — OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Nadir Ali	(408)	702-2167
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes ☒ No ☐

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes ☒ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Registrant expects to report certain significant changes in its results of operations. The results of the workplace experience business line will be presented as discontinued operations and, as such, will be excluded from both continuing operations and segment results for all periods presented prior to the completion of the Spin-off.  On May 15, 2023, the Registrant reported its preliminary unaudited financial results for the three months ended March 31, 2023. Among other things, the Registrant reported revenues for the three months ended March 31, 2023 of $3.1 million compared to $2.6 million for the comparable period in the prior year for an increase of approximately $0.5 million, or approximately 17%. This increase is primarily attributable to an increase in Indoor Intelligence sales from the Aware and real-time location system (RTLS) component product lines. The Registrant also reported gross profit for the three months ended March 31, 2023 of $2.3 million compared to a gross profit of $1.9 million for the comparable period in the prior year, representing an increase of 25%.

In addition, the Registrant reported a net loss from continuing operations for the three months ended March 31, 2023 of $12.3 million compared to $10.8 million for the comparable period in the prior year. This increase in loss of approximately $1.5 million was primarily attributable to a deferred tax provision expense of approximately $2.5 million offset by higher gross profit and lower operating expenses due to lower compensation, professional fees and legal expense in the three months ended March 31, 2023.

The Registrant believes that its results contained herein for the three months ended March 31, 2023 are materially correct; however, because management’s review is ongoing, there can be no assurance that the financial and accounting information referred to in this filing will not change upon completion of the audit and filing of the Form 10-Q.

Cautionary Note Regarding Forward-Looking Statements

This Form 12b-25 includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements include, without limitation, statements about the timing of the filing of the Form 10-Q and the Company’s expected financial results for the three months ended March 31, 2023. Although the Registrant believes that the expectations reflected in such forward-looking statements are based upon reasonable assumptions, beliefs and expectations, there can be no assurance that its expectations will be achieved. Except as otherwise may be required by law, the Registrant undertakes no obligation to update or publicly release any revisions to forward-looking statements to reflect events, circumstances, or changes in expectations after the date of this Form 12b-25.

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Inpixon

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: May 15, 2023	By:	/s/ Nadir Ali
Nadir Ali
Chief Executive Officer

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